No-H2O USA INC



ANNUAL REPORT

719 NE 2nd Avenue

Fort Lauderdale, FL 33304

(954) 505-9335

www.noh2o.com

This Annual Report is dated April 27, 2022.

BUSINESS

No-H2O specializes in waterless car care. We manufacture innovative car care products for sale in Wal-Mart and Amazon via online channels.

No-H2O also provides car care services through a franchise model using our On Demand App and corporate customer locations such as Apple Headquarters and Citibank. No-H2O offers carwash & detailing anywhere, anytime, like Uber for car washing!

No-H2O has established US franchises in Silicon Valley, Dallas, Austin, Fort Lauderdale, Gainesville, Boston, Laguna CA, Columbus, Canton, and Puerto Rico. Since January of 2022, we've secured franchisees in Walnut Creek CA, Houston, Vero Beach, Chicago, Phoenix, and Miami. We continue to grow our franchise network city by city across the US contributing to the fast growth and strong brand development of No-H2O.

The No-H2O Group - Relationship of entities

No-H2O USA Inc. is a part of the No-H2O Group. The No-H2O Group consists of seven companies in Europe and the U.S.A.

European Entities

1. No-H2O Holdings - The group holdings company - No trading activities.

2. No-H2O Limited - A 100% subsidiary of Holdings - Manufacturing and selling No-H2O products to European wholesale, retail and franchise customers.

3. No-H2O Franchising Limited - A 100% subsidiary of Holdings - Selling and managing No-H2O European franchises.

4. No-H2O Investments Limited - A 100% subsidiary of Holdings - No trading activities and the holder of Group IP, trademarks etc

United States Entities

1. No-H2O USA Inc - A 100% subsidiary of Holdings above with no tradings activities other than to serve of parent company to the two US subsidiaries below. This is the entity conducting this offering.

2. No-H2O Inc - A 100% subsidiary of No-H2O USA Incorporated - Selling No-H2O products to US wholesale, retail and franchise customers.

3. No-H2O Franchising Inc - A 100% subsidiary of No-H2O USA Incorporated - Selling and managing No-H2O US franchises.

In terms of business arrangements or transactions between entities, investor funding previously raised in Europe has been apportioned to the US subsidiaries for launch and expansion in the US. Product previously manufactured in Europe has been sold to the US subsidiaries for supply to wholesale, retail and franchise customers.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 13,000,000
Use of proceeds: No-H2O Holdings Limited is the parent company of No-H2O USA Inc. These shares were issued as founding shares for services rendered.
Date: July 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Amount sold in 2021: $1,400,000.00
Number of Securities Sold: 1,415,079
Use of proceeds: Employees, marketing, technology infrastructure, franchise network, subscription model
Date: July 9, 2021

Federal Exemption relied upon: Rule 506(b)

Name: Class B Non-Voting Stock
Type of security sold: Equity
Final amount sold: $131,965.58
Number of Securities Sold: 142,661
Use of proceeds: Use of funds for growing business platforms in the United States
Date: August 18, 2020
Federal Exemption relied upon: Regulation crowdfunding

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to Year ended December 31, 2020

The information included here and in our financial statements relates to consolidated financials of the two subsidiary companies of No-H2O USA Inc. which have been in operating for the prior two years. These two entities are now wholly owned by No-H2O USA Inc.

Revenue

Revenue for the fiscal year 2021 was $906,325 compared to fiscal year 2020 $437,812. This was driven by $500,003 growth in franchise income.

Cost of Sales

Cost of sales in 2021 was $803,323 compared to $160,504 in 2020, which was in line with the incremental growth in sales.

Gross Margin

The gross margin was $103,002 in 2021. This compared to $277,308 in the previous year.

Expenses

Total expenses in 2021 were $853,672 in total, which compared with $361,634 in 2020.

In general, expenses were controlled well with the main variances 2021/2020 relating to growth in franchise operations. This was in line with the recorded growth in revenue.

Net loss

The consolidated accounts show a net loss for 2021 amounting to ($750,670), compared to ($84,326) in 2020. The increase in net loss is directly attributed to the growth of our franchise network which has grown 10x.

Historical results and cash flows:

Now that the company is growing tremendously into additional markets across the United States, we believe that with a strong pipeline of franchise leads, sales, and significant planned promotion of online products, No-H2O USA Inc is anticipating strong performance in 2022 and therafter. No-H2O has posted its strongest quarter yet in Q1 of 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $628,936.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: No-H2O Holdings Limited

Amount Owed: $709,296.00

Interest Rate: 0.0%

Maturity Date: January 01, 2024

The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Emmet O'Brien
Emmet O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January 01, 2018 - Present
Responsibilities: Overseeing the roll out of No-H2O in the USA. Emmet currently receives no salary of equity compensation from No-H2O USA Inc.

Other business experience in the past three years:
Employer: No-H2O Holdings Limited
Title: CEO
Dates of Service: January 01, 2008 - Present
Responsibilities: Responsible for growth and innovation with No-H2O Group

Employer: No-H2O Inc
Title: President/Officer
Dates of Service: December 07, 2018 - Present
Responsibilities: Overseeing growth of company.

Employer: No-H2O Franchising Inc.
Title: President/Officer
Dates of Service: February 07, 2018 - Present
Responsibilities: Overseeing growth and roll out of franchise network.

Name: Samuel Chamberlain

Samuel Chamberlain's current primary role is with Five Guys . Samuel Chamberlain currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: July 30, 2020 - Present
Responsibilities: Assisting CEO and offering professional guidance in managing the future direction of the company and associated risks.

Other business experience in the past three years:

Employer: Five Guys
Title: Chief Operating Officer
Dates of Service: July 01, 2005 - Present
Responsibilities: Samuel Chamberlain is the chief operating officer and handles management of all operations of the company.

Name: Paul Flick
Paul Flick's current primary role is with Premium Service Brands . Paul Flick currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: July 14, 2021 - Present
Responsibilities: Assisting CEO and offering professional guidance in managing the future direction of the company and associated risks.

Other business experience in the past three years:

Employer: Premium Service Brands

Title: Chief Operating Officer
Dates of Service: April 1996 - Present
Responsibilities: Paul Flick is the chief operating officer and handles management of all operations of the company along with the strategic vision that includes acquisitions.

Name: Nicole M. Ciovacco, Esq.
Nicole M. Ciovacco's current primary role is with NMC Law Group. Nicole M. Ciovacco currently services 40 hours per week in her role with the Issuer.

Positions and offices currently held with issuer:
Position: Director
Dates of Service: September 27, 2021 - Present
Responsibilities: Assisting CEO and offering professional guidance in managing the future direction of the company and associated risks.

Name: Graeme Burke
Graeme Burke's current primary role is with No-H2O . Graeme Burke currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: July 14, 2021 - Present
Responsibilities: Assisting CEO and offering professional guidance in managing the future direction of the company and associated risks.

Other business experience in the past three years:

Employer: NO-H2O
Title: Managing Director EMEA
Dates of Service: October 2018 - Present.
Responsibilities: The complete management & development of the No-H2O business outside of the USA. Grow the brand and franchise partners across the world. Manage every aspect of the business to ensure the brand is a success across the globe. Within the USA, advise and assist the growth of the brand across the USA.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: No-H2O Holdings Limited

Amount and nature of Beneficial ownership: 13,000,000
Percent of class: 87.7%

RELATED PARTY TRANSACTIONS

Name of Entity: No-H2O Holdings Limited
Names of 20% owners: Emmet O'Brien, Gene Murtagh
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: No-H2O Holdings Limited loaned $709k over 2 years 2018 and 2019 to assist in launch and growth of No-H2O in the US.

Material Terms: The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024. This is a 0% interest loan with a long term repayment schedule not due to start being repaid back until 2025.

Name of Entity: No-H2O Limited
Names of 20% owners: No-H2O Holdings Limited
Relationship to Company: European sister company within the No-H2O Group.
Nature / amount of interest in the transaction: No-H2O Limited in Europe sells products to No-H2O Inc in the USA on occasion.

Material Terms: The transaction amount is circa $80,000 per annum which is purchased at cost price plus a small margin which is for accounting purposes.

OUR SECURITIES

Class A Common Stock
The amount of security authorized is 15,000,000 with a total of 14,400,000 outstanding as of December 31, 2021.
Voting Rights: 1 vote per share

Class B Non-Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 142,661 outstanding.
Voting Rights: There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights: Investors shall have drag along rights with respect to the Class B securities issued in the event of a proposed sale of the Corporation to a third party, whether structured as a merger, reorganization, asset sale, or otherwise.

DRAG – ALONG RIGHT

1. If at any time a third party (Purchaser) makes an offer to purchase all or a portion of the Shares of the Corporation (Offer):

(a) the party receiving such offer shall notify all other holders of Class A Shares of the Offer indicating the price offered for each Share, the number of Shares to be purchased, and all other material terms;

(b) if the Offer is acceptable to the holder or holders of the majority of Class A Shares, (the Majority):

(i) the Majority may procure that the Offer is extended on the same terms (on the basis of the same price for such Shares to all other holders of the Class A Shares and all holders of the Class B Shares (the Remaining Shareholders), (and if the Offer is for less than the entire issued share capital of the Corporation, pro rata to their shareholdings);

(ii) on procuring that the Offer is extended to the Remaining Shareholders, if the Remaining Shareholders or any of them have not accepted the Offer at the time that the Majority have accepted it the Corporation will be entitled to accept the Offer on behalf of such Remaining Shareholders (and if the offer is for less than the entire issued share capital of the Corporation, pro rata to their shareholdings) and for the purpose of securing his obligations, each Remaining Shareholder hereby irrevocably appoints each director of the Investor or each director of the Corporation from time to time as his attorney to accept the Offer on his behalf and to execute and deliver all documents and instruments required to give effect to such acceptance and to the sale of the entire issued share capital of the Corporation or such proportion of the issued share capital of the Corporation. The Majority shall procure that the Purchaser will pay to a Remaining Shareholder the consideration for such Remaining Shareholder's Shares sold by transferring the consideration to such bank account as may be notified by such Remaining Shareholder to the Corporation, and failing such notification by delivering by hand or by post a check for the amount payable to such Remaining Shareholder to the address as may be notified to the Corporation by the Remaining Shareholder and on proof that such check was delivered by hand or sent by post, the Corporation and the Purchaser shall be deemed to have discharged all moneys due to such Remaining Shareholder in respect of the sale of some or all of his shares in the capital of the Corporation pursuant to the Offer.

(iii) should the Majority acceptance of the Offer occur within one year of the issuance of the Class B shares to the Shareholder, the Class B Shareholder shall deliver all documents and instruments required to give effect to such acceptance and to the sale of the entire issued share capital of the Corporation or such proportion of the issued share capital of the Corporation, to the original Issuer of such shares. The Majority shall procure that the original Issuer will pay to a Class B Shareholder the consideration for such Class B Shareholder's Shares, on the same terms and conditions of the Offer, by transferring the consideration to such bank account as may be notified by such Class B Shareholder to the Corporation, and failing such notification by delivering by hand or by post a check for the amount payable to such Class B Shareholder to the address as may be notified to the Corporation by the Class B Shareholder and on proof that such check was delivered by hand or sent by post, the Corporation and the Purchaser shall be deemed to have discharged all moneys due to such Class B Shareholder in respect of the sale of some or all of his shares in the capital of the Corporation pursuant to the Offer.

2. Each of the Shareholders irrevocably waives all pre-emption rights to which he may be or become entitled under any shareholders agreement, this Subscription Agreement, statute or otherwise in respect of any transfer of shares pursuant to an Offer acceptable to the Majority.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

No-H2O USA Inc was formed on May 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. No-H2O USA Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that No-H2O USA Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on No-H2O On Demand or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on No-H2O On Demand and www.noh2o.com could harm our reputation and materially negatively impact our financial condition and business.

Covid-19

Due to the recent Covid-19 Pandemic, there may be unforeseen economic impacts that cause additional risk.

General

Please be advised that the risks enumerated here are not exhaustive. There may be other risks associated with investing.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

No-H2O USA INC

By /s/ *Emmet O'Brien*

    Name: <u>No-H2O USA INC</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Consolidated profit & loss account
January - December 2021

	Franchising Inc $	Noh2o Inc $	Noh2o USA Inc $	Total
Turnover	902,300	4,025	-	906,325
Cost of Sales	755,580	47,743	-	803,323
Gross profit	146,720 -	43,718	-	- 103,002
Administrative expenses	504,773	335,502	13,397	853,672
Operating profit/(Loss)	- 358,053 -	379,220 -	13,397 -	750,670



Consolidated profit & loss account
January - December 2020

	Franchising Inc $	Noh2o Inc $	Noh2o USA Inc $	Total
Turnover	352,297	85,515	-	437,812
Cost of Sales	69,822	90,682	-	160,504
Gross profit	282,475 -	5,167	-	- 277,308
Administrative expenses	284,838	76,771	24	361,634
Operating profit/(Loss)	- 2,363 -	81,938 -	24 -	84,326



Consolidated Balance Sheet as at 31.12.21

	$ Noh2o Franchising Inc	$ NoH2O Inc	$ Noh2o USA Inc	Total
Assets				
Tangible FA	€27,051	€0	€0	€27,051
Intangible FA	€126,540	€179,923	€0	€306,463
Total Fixed assets	153,591	179,923	0	€333,514
Current assets				
Stocks	€1,114	€113,192	€0	€114,306
Accounts Receivable (A/R)	€346,900	€215,710	€0	€562,610
Prepayments	€19,145	€11,920		€31,065
Cash at hand and in bank	€57,824	€975	€570,137	€628,936
Total Current Assets	424,983	341,797	570,137	€1,336,917
Current liabilities				
Accounts payable	€288,899	€293,173	€0	€582,072
Accrued liabilities	€343,407	€561,020	€0	€904,427
Amounts owed to group companies	€0	€0	€0	€0
Total current liabilities	632,306	854,193	0	€1,486,499
NoH2O Inc	176077	-442547	442547	176077
NoH2o franchising Inc		-176077		-176077
USA Inc	-487177		487177	0
Net assets	- 364,832	- 951,097	1,499,861	183,932
Shareholders' equity:				
Current Year Earnings	-358053	-379221	-13397	-750671
Share Capital	200	24900	1527574	1552674
Retained Earnings	-6978	-596777	-14316	-603755
Total shareholders' Funds	- 364,831	- 951,098	1,499,861	183,932



Consolidated Balance Sheet as at 31.12.20

	$ Noh2o Franchising Inc	$ NoH2O Inc	$ Noh2o USA Inc	Total
Tangible FA	€0	€0	€0	€0
Intangible FA	€45,500	€29,923	€0	€75,423
Total Fixed assets	45,500	29,923	0	€75,423
Current assets				
Stocks	€0	€109,758	€0	€109,758
Accounts Receivable (A/R)	€276,824	€216,379	€0	€493,203
Prepayments	€0	€13,818	€27,690	€41,508
Cash at hand and in bank	€15,773	433	€19,352	€35,559
Total Current Assets	292,597	340,388	47,042	€680,027
Current liabilities				
Accounts payable	€256,874	€290,928	€0	€547,802
Accrued liabilities	€8,599	€89,008	€0	€97,607
Amounts owed to group companies	€0	€518,984	€0	€518,984
Total current liabilities	265,473	898,920	0	€1,164,393
NoH2O Inc	-58542		35000	-€23,542
NoH2o franchising Inc		58542		€58,542
USA Inc		-35000		-€35,000
Net assets	14,082	- 505,067	82,042	- 408,944
Shareholders' equity:				
Current Year Earnings	-2363	-81938	-24	-€84,326
Share Capital	-800	24900	82066	€106,166
Retained Earnings	17245	-448029	0	-€430,784
Total shareholders' Funds	14,082	- 505,067	82,042	- 408,944



954-900-4985 ☎

info@noh2o.com ✉

www.noh2o.com 🌐

719 N.E. 2nd Ave. 🏠
Fort Lauderdale, FL. 33304

I, Emmet O'Brien, the CEO of No-H2O USA Inc., hereby certify that the financial statements of No-H2O USA Inc., and notes thereto for the period ending December 31, 2020 and December 31, 2021, included in this Form C offering statement are true and complete in all material respects. No-H2O USA Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 22nd of April, 2022.

DocuSigned by:

Emmet O'Brien

701DF0829313426...

_____

Emmet O'Brien, CEO

4/22/2022

_____

Date

CERTIFICATION

I, Emmet O'Brien, Principal Executive Officer of No-H2O USA INC, hereby certify that the financial statements of No-H2O USA INC included in this Report are true and complete in all material respects.

Emmet O'Brien

CEO